Devon Energy Corporation	405 552 8183
333 West Sheridan Avenue	jeremy.humphers@dvn.com
Oklahoma City, OK 73102

February 14, 2014

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Devon Energy Corporation

Re:	Devon Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

Supplemental Response Letter Date January 28, 2014

File No. 001-32318

Dear Mr. Horowitz:

This letter responds to the staff’s comment letter dated February 7, 2014, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2012, filed February 21, 2013 (File No. 001-32318). Devon’s responses to the staff’s comments are set forth below:

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 22 – Supplemental Information on Oil and Gas Operations (Unaudited), page 87

Standardized Measure, page 97

SEC Comment

1.	Your response to comment 5 in our letter dated January 17, 2014 states that certain general and administrative costs which are required to operate your upstream oil and gas business are not included in the calculation of the limitation on capitalized costs as these are not well-level expenditures, but have been included as future costs in calculating the standardized measure of discounted future net cash flows. Your response refers to the definition of the term “production costs” per Rule 4-10(a)(20) of Regulation S-X. Please tell us whether these types of general and administrative costs are considered to be operating costs of support equipment and facilities or other costs of operating and maintaining wells and related equipment and facilities.

Response

The general and administrative costs that are the subject of your comments are not operating costs of support equipment and facilities.

Ethan Horowitz

United States Securities and Exchange Commission

February 14, 2014

While we have several operating cost classifications in our statement of operations, the nature our upstream oil and gas operating costs generally fall into one of four categories: well-level production costs, well-level production overhead costs, production support costs and general corporate overhead costs, including interest. We classify our general corporate overhead costs as general and administrative expenses in our statement of operations. None of these costs are included in our ceiling limitation computation, our standardized measure nor our results of operations.

Well-level production costs are mostly comprised of labor, power and fuel, site maintenance, facility maintenance and repairs, disposal activities, workovers, chemicals, equipment maintenance and repairs, insurance and production and property taxes. Well-level production overhead costs are comprised of the overhead charges that operators charge their partners under joint operating agreements. In the United States, this is generally the COPAS overhead charge. We classify well-level production costs and well-level production overhead costs as lease operating expenses or taxes other than income taxes in our statement of operations. Additionally, we include these costs in future production costs in both our ceiling limitation computation and our standardized measure. We also include these costs in our results of operations disclosure as lease operating expenses and taxes other than income taxes.

As we responded to your previous comment 5, production support costs largely consist of labor, materials and supplies for oil and gas production monitoring and support activities, including information technology, transaction accounting and certain other administrative support functions. To a lesser extent, these costs include labor for oil and gas production supervision activities. We classify our production support costs as a portion of general and administrative expenses in our statement of operations. Additionally, we include these costs in future production costs in our standardized measure. We also include these costs in our results of operations disclosure as general and administrative expenses. We use an allocation method for purposes of including these costs in our standardized measure and results of operations. We do not include these costs in our ceiling limitation computation.

Consequently, our treatment of this category of costs we describe as production support costs has become the focus of this review. A strict interpretation of the production cost definitions and descriptions in Rule 4-10(a)(20) of Regulation S-X and FASB ASC 932-235-50-26 indicates that oil and gas producing activities would have only two types of costs: production (or well-level production and production overhead) and general corporate overhead, including interest. However, we believe an oil and gas company, particularly a large company, can have another category of costs—production support. These costs are not “incurred to operate or maintain wells and related equipment and facilities,” and they definitely are not general corporate overhead. Yet, in many ways, these support costs are essential to the production of proved reserves.

In determining whether to include these production support costs in our ceiling limitation computations, we rely heavily on the terms of the joint operating agreements (the “JOA”). The JOA governs what costs can be charged to wells or projects. As we classify them, well-level production costs and well-level production overhead costs are all costs that can be charged to the wells under the JOA. Clearly, these are well-level production costs as defined in Rule 4-10(a)(20) of Regulation S-X. However, production support costs are not allowed to be charged to the wells under the JOA. Therefore, we do not interpret these costs to be well-level production costs as defined in Rule 4-10(a)(20) of Regulation S-X. Consequently, we do not include them in our ceiling limitation computation.

In making this conclusion, we do not consider these production support costs to be a component of the full cost impairment test because we do not consider them to be well-level costs. We believe, and in select cases know, this conclusion is consistent with other full cost companies. We also believe this treatment would be consistent with impairment tests performed by successful efforts companies. However, as stated in the previous paragraph, we deem these costs essential to the production of proved reserves even though they are not well-level expenditures. As a result, we include these costs in our standardized measure and results of operations.

Ethan Horowitz

United States Securities and Exchange Commission

February 14, 2014

SEC Comment

2.	In connection with your response to the preceding comment, please tell us if any general and administrative costs related to oil and gas production are deducted in calculating the limitation on capitalized costs and describe the process through which you determine whether these costs are property-level expenditures. In addition, your response should explain whether these types of costs are deemed to be essential to operating and maintaining your wells and related equipment and facilities. As part of your response, please also describe the types of costs which are deemed to be well-level expenditures.

Response

Please see our response to comment 1.

SEC Comment

3.	Your response to comment 5 in our letter dated January 17, 2014 references FASB ASC 932-235-50-26, which requires the disclosure of results of operations for oil- and gas-producing activities and indicates that “some expenses incurred at an entity’s central administrative office may not be general corporate expenses, but rather may be operating expenses of oil- and gas-producing activities and should be reported as such.” The first sentence of that section defines results of operations for oil-and gas-producing activities as revenues less production (lifting) costs and goes on to specify other costs that should be included. If general and administrative costs are determined to be operating costs of oil- and gas-producing activities, please tell us how these costs would be classified within that definition other than as production (lifting) costs.

Response

As discussed in our response to comment 1, we consider production support costs, which are included in general and administrative expenses in our statement of operations, to be operating expenses of oil and gas producing activities for our results of operations disclosure. We believe the sentence in FASB ASC 932-235-50-26, which indicates that “some expenses incurred at an entity’s central administrative office may not be general corporate expenses, but rather may be operating expenses of oil and gas producing activities and should be reported as such,” support our treatment of production support costs in our results of operations disclosure. While these costs are not incurred to operate or maintain wells and related equipment and facilities, we have included these costs in our results of operations disclosures because we believe they are necessary costs of maintaining an oil and gas operating business. Based on our research of public filings, it appears several of our peer companies also similarly deduct a portion of general and administrative expenses in their results of operations disclosures.

SEC Comment

4.	The definition of production costs in Rule 4-10(a)(20) of Regulation S-X is almost identical to the definition of production costs in FASB ASC 932-360-25-15, and that the limitation on capitalized costs in Rule 4-10(c)(4)(i)(A) of Regulation S-X and required disclosures applicable to the standardized measure in FASB ASC 932-235-50-31(b) both refer to estimated future expenditures “to be incurred in developing and producing the proved oil and gas reserves.” Please tell us your authoritative basis for including certain general and administrative costs determined to be operating costs in the results of operations of oil- and gas-producing activities and in the standardized measure of discounted future net cash flows, but not in the determination of the limitation on capitalized costs.

Ethan Horowitz

United States Securities and Exchange Commission

February 14, 2014

Response

We acknowledge that the definition of production costs in Rule 4-10(a)(20) of Regulation S-X is almost identical to the definition of production costs in FASB ASC 932-360-25-15. However, as indicated in our response to comment 3, we believe production costs discussed in the results of operations disclosure in FASB ASC 932-235-50-26 is different than the definition of production costs in FASB ASC 932-360-25-15. We believe the intent of the standardized measure disclosure is to provide information about the future cash flows of the oil and gas producing business. Accordingly, we have historically deducted estimated future production support costs as a component of future production costs in determining our standardized measure so that we are treating production support costs consistently in our results of operations and standardized measure disclosures. Although disclosures of the components of standardized measure are less transparent that results of operations disclosures, based upon review of peer registrants’ public filings and discussions with several peers, we believe there are several peer companies that also deduct a component of general and administrative expense (i.e., production support costs) in calculating standardized measure. We also acknowledge there are peer companies that do not appear to deduct a component of general and administrative expense (i.e., production support costs) from either the results of operations or standardized measure disclosures.

* * * * * * *

In connection with the above response to the staff’s comment, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeremy D. Humphers
Jeremy D. Humphers
Vice President, Accounting

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